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                            VERSO TECHNOLOGIES, INC.
                         400 Galleria Parkway, Suite 300
                             Atlanta, Georgia 30339


                                 October 9, 2003


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20546
Attention: Filing Desk

         Re: Form AW -- Withdrawal of Verso Technologies, Inc.'s Post Effective Amendment No.1 to Registration Statement on Form S-3 on Form S-1 (No. 333-66292) filed on September 8, 2003.

Ladies and Gentleman:

         Pursuant to Rules 477 and 478 promulgated pursuant to the Securities Act of 1933, as amended, in accordance with discussions held between counsel for Verso Technologies, Inc. ("Verso") and the Staff of the Division of Corporation Finance, Verso hereby respectfully requests withdrawal of the above referenced post-effective amendment. After discussions with the Staff, it is Verso's understanding that the "Flag" which was used for Edgar identification purposes incorrectly identified the above referenced filing as a pre-effective amendment, rather than a post-effective amendment. As discussed with the Staff, immediately following the filing of this Form AW, Verso will file Post Effective Amendment No.2 to Registration Statement on Form S-3 on Form S-1 (No. 333-66292) with the proper Edgar "Flag" identifying it as a post-effective amendment.

         Verso confirms that no securities have been issued or sold pursuant to the post-effective amendment filed on September 8, 2003.

         If you have any questions regarding the foregoing request for withdrawal, please contact Lori A. Gelchion with Rogers & Hardin LLP, counsel to Verso Technologies, Inc., at (404) 420-4646.


                                          Sincerely,

                                          VERSO TECHNOLOGIES, INC.


                                          /s/ Juliet M. Reising
                                          ---------------------
                                          Juliet M. Reising
                                          Executive Vice President and
                                          Chief Financial Officer


cc:  Mr. Robert Bell